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                                                     Filed by SunTrust Banks,
                                                     Inc. pursuant to Rule 425
                                                     under the Securities Act of
                                                     1933, as amended and deemed
                                                     filed under Rule 14a-12
                                                     under the Securities
                                                     Exchange Act of 1934, as
                                                     amended

                                                     Subject Company: National
                                                     Commerce Financial
                                                     Corporation
                                                     Exchange Act File Number of
                                                     Subject Company: 001-16607

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF"), including future financial and operating results, SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SunTrust's and NCF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of SunTrust and NCF stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause SunTrust's and NCF's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of SunTrust and NCF, and in the Quarterly Reports on Form 10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. INFORMATION REGARDING SUNTRUST'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY SUNTRUST ON MARCH 2, 2004, AND INFORMATION REGARDING NCF'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY NCF ON MARCH 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.



Operator: Thank you all for standing by. Your lines have been placed on a listen-only mode until today's question-and-answer portion of the call. The call is being recorded. If you have any objections, you may disconnect at this time.

I'd like now to turn the call over to your host, Mr. Gary Peacock. Sir, you may begin.

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Gary Peacock: Thank you. Good morning, and welcome to SunTrust's investor call to discuss our announcement to combine with National Commerce Financial. In addition to the press release issued today, there's an investor presentation. You can find it at our website SunTrust.com. This information can be accessed directly today by using the quick link on the SunTrust.com home page entitled Merger Announcement, or by going to the investor relations section of the website.

With me this morning are members of the SunTrust's policy committee, Phil Humann, Chairman, President and CEO; John Spiegel, Vice Chairman and CFO; Ted Hoepner, Vice Chairman and Chief Risk Officer; John Clay, Vice Chairman with responsibilities for geographic banking and our corporate and investment banking; and finally, Jim Wells, Vice Chairman, with responsibilities for retail commercial mortgage and private client services lines of business, SunTrust strategy, marketing and our enterprise informations services group.

Additionally, Bill Reed, President and CEO of National Commerce Financial, is here to participate in our discussion with you this morning. Phil Humann will start our call with a review of the transaction and the broad strategic rationale, then Bill Reed will spend some time both discussing National Commerce's earnings capabilities, as well as the ways each of our franchises complement each other. Then Phil will hit a few more points of the deal, followed by me covering financial impacts, pricing assumptions and the valuation comps. Then we'll open the teleconference lines for Q&A.

The subject matter discussed in this investor presentation will be a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission.
We urge you to read it when it becomes available because it will contain important information. Information regarding the participants in the proxy solicitation is contained in our annual proxy materials filed with the Securities and Exchange Commission.

With that, let me turn it over to Phil Humann.  Phil.

Phil Humann: Thanks, Gary. Good morning everybody. We appreciate your calling in, and I apologize to you because I know we interrupted somebody's Mother's Day activities when we made our press release yesterday.

If you've had a chance to review our presentation, it may be increasingly apparent to you what is abundantly clear to us, that the partnership between SunTrust and National Commerce is one that has great potential and great promise. But let me state right up front this is not about size. From a SunTrust perspective, we've long said that we like mergers that either let us expand geographically into markets with strong demographics and high growth characteristics, or that enhance our business capabilities.

This merger is the best of both. First of all, with respect to geographic expansion, it fills out our franchise in Tennessee, adding the important Memphis market, with additional presence throughout almost all of the rest of the state.

Just as importantly, it adds North and South Carolina, markets that we have long said fit our demographics and growth characteristics. But the merger also enhances our business capabilities, particularly in subsegments of the retail operation where we think National Commerce is the nation's leader in things like in-store banking and de novo branches.

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From the SunTrust side, we will talk about what we bring to the table with particular strengths in the larger end of commercial and wealth management that we will be able to make available to National Commerce customers. You should all know all of us in this room and a lot of people of both organizations who aren't in this room are focused 100% on translating the potential and the promise of this merger into the kind of tangible results that not only meet our high standards but yours as well.

Now, we want to get right into the presentation, but first I'd like to do two things: I know a lot of National Commerce people are on the call, and I just want to say a hearty welcome to SunTrust. We've long respected your company and we are delighted to have you on our team. I'm well aware of the kind of growth and performance for which National Commerce is known and frankly that made us keen to join forces with you doesn't just happen.

It's the result of talented people with an entrepreneurial spirit who know what they're doing and do it well. I think you'll find we look at the world the same way, and I know we're going to do great things together.

Secondly, one of the biggest pluses of this deal from my perspective is that we finally get Bill Reed on our side.

Bill, you want to say a word?

Bill Reed: I don't know if that's the most important part of the transaction, but I appreciate the compliment. You know, the annual report last year of SunTrust, I think the headline was "why SunTrust?" And that's what a lot of people in our company and maybe people who own our company and follow it are asking today. But the question is an easy one to answer: It started really about 40 years ago, when Bruce Campbell joined National Bank of Commerce coming out of the Trust Company back then of Atlanta. And as a result of that early plant in our marketplace, I can tell you the DNA of NCF has a little bit of genetic SunTrust in it. And I think you can see it very quickly in the credit quality trends of the two companies over that 40-year period. Bruce Campbell brought that to us and it never left us. And it's a hallmark today.

Additionally, we've been customers of each others for many years, from a correspondent banking and overline standpoint, SunTrust was always the first partner to call whenever we had a need in that area. When it came to in-store consulting, we were hired by SunTrust in the mid-'90s to help them with their roll out here at Publix. And as a result of that, we got to know them a lot more from a retail standpoint. So we have a long and enduring relationship, a lot of mutual respect. We're from the same part of the world. We've competed against each other for many years. We respect the talent in this company from a competitive standpoint. And when we lost to SunTrust, it was always a good loss. It was a hard fight and a good loss when we went after a particular customer. So we know what's here and we appreciate what's here and we're looking forward to being on the team.

We know we'll continue with our priorities, which are similar in many ways. Revenue growth to us is critical. That's the margin and the fees. Credit quality is already here. Efficiency of the operation is important to us, and we think the de novo aspects of our


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operation are extremely unique. We know how to go into businesses in new places in a very efficient way and help grow the revenue stream with not a lot of extra shares issued. So we're excited, and we know each other well and we're looking forward to this being a great partnership and going forward.

Phil Humann: Thanks, Bill, and welcome aboard. Let's begin the presentation with a quick overview of pages three and four, which are sort of the transaction summary, implied consideration of $33.46; a stock cash election to allow shareholders a choice which will result due to proration in the transaction having about 74% stock and 26% cash. The implied aggregate value is slightly south of $7 billion. The components are 77.5 million SunTrust shares, plus 1.8 billion in cash. Obviously a tax-free reorganization with respect to the stock component with the cash component being taxed at the capital gains rate, and obviously we will use purchase accounting.

On page four, there are no walk-away caps or collars in the transaction, a $280 million termination fee. We are absolutely delighted that four National Commerce directors will join the SunTrust board. The due diligence, obviously, has been completed, and we need to seek regulatory and shareholder approvals. But we expect to close sometime during the fourth quarter.

Now, if you turn to page five, there are really four key messages we hope you'll come away with and that I believe will be supported by the material we're going to show you this morning. We talked in our press release about a high growth franchise. If we didn't already have the best footprint in banking, I think you can make the case convincingly that we do now. We're concentrated in the rapidly-growing and demographically attractive southeast. We've got the highest growth footprint among the top 20 banks, and from a SunTrust perspective, this transaction gives us an entry into five new high-growth markets, including Memphis, Charlotte, Raleigh-Durham and others. But in addition to the geography, our business models are complementary.

I've already said we think that National Commerce is probably the best retail operator in the country, particularly with respect to de novo branching and in-store expertise that both Bill and I have already mentioned. In terms of broader products and client resources there's opportunity on both sides; improved commercial penetration in both National Commerce and SunTrust markets where we can leverage respective strengths at different ends of the market, SunTrust being at the higher end and National Commerce at the lower end.

Also in wealth management, where we beefed up our capabilities in recent years. When you view these business opportunities in context of our high growth geographic footprint, and these two companies that are already on strong individual growth trajectories, you wind up with a combined operation with unparalleled growth prospects. SunTrust put margin pressure behind us two or three quarters ago. We turned the corner on revenue growth. We had a good first quarter and good performance trends in general.

National Commerce's capabilities and expertise demonstrated very much in growth actually better than SunTrust. Plus, we've identified significant business synergies on a highly conservative basis.

All that adds up to a financial profile for this deal that's very attractive. Indeed, this is where we think the word incomparable, which we use in the title of our presentation today to describe the combined franchise, may be most applicable. Given the unique high growth dimensions of this merger our geographic footprint, National Commerce's track record and SunTrust's recent momentum, we don't think that there are truly comparable transactions out there. Those of you who follow us closely know that we don't like to overpromise when it comes to financial performance. We prefer to let the results speak for themselves. But you will see the assumptions we use are extremely conservative, and we feel that the targets we are talking about today are, therefore, highly achievable.

If you'll move on to page six entitled Compelling Strategic Combination, let me walk through it very quickly. As I've already said, we believe that SunTrust already has the best footprint in banking and when you add the high growth MSAs I've referenced and minimal overlap, the best footprint in banking just got better.

SunTrust brings large corporate and middle market capabilities, along with cash management and a whole variety of wealth management services, both on the personal and institutional side. Heavy capabilities in investment banking and brokerage, along with mortgage and an already-large retail franchise. National Commerce, as I've already said, are the national leaders in retail banking. Very, very strong in small business, commercial real estate and mortgage. The result being that the expanded product offering that's going to be overlaid across the expanded customer base and distribution systems will result in a higher growth rate for the combined company.

Finally, SunTrust already has established leadership positions in high growth markets, abundant capital resources. You combine that with the de novo growth strategy, the entrepreneurial high growth revenue-based culture at National Commerce, plus their extreme focus on efficiency can do nothing but enhance our overall growth rate.

If you'll turn to page seven, it's simply a map showing the combined geography, the combined company will have almost 148 billion in assets with 1700 full-service offices now running from, fully from Maryland all the way to South Florida. As I've said, we will gain a top-five rank in 20 of the 25 largest high growth markets in the southeast, particularly adding, as I said, in north and South Carolina, and enhancing our position in Virginia and Tennessee.

Page eight drills down a little further into these high growth markets. You'll see the arrows on the left-hand side indicating where they overlap and what represents new markets for SunTrust. We overlap to some degree in Atlanta, Nashville and Knoxville. But the new markets I referred to include Raleigh Durham, Charlotte-Gastonia, Greensburo, High Point, Winston-Salem, in addition to the Memphis market.

I won't go through the metrics there, but you can see it represents the fastest-growing southeastern MSAs which figure into five billion of deposits.

Page nine is simply a chart to update National Commerce that shows that SunTrust still maintains the highest growth footprint in the country and arguably the best footprint in banking with growth rates expected considerably above the national average, and several times that of some of our peers noted on the right-hand side of the page.

In terms of market expansion, as I said, we had some of the highest growth in the North and South Carolina markets and solidifying and enhance our presence in Virginia and Tennessee. The pie chart on the left shows that we have about 19 or 20% overlapping markets and from a SunTrust perspective, 80% new markets, with those outlined with some detail at the bottom.

Now, I want to turn it back over to Bill Reed to talk more about the National Commerce franchise.

Bill Reed: My comments will really be to the individuals on the call that may not be familiar with NCF. And I'll try to give you a quick highlight, an overview of the company. But after the call, if you have any questions, great. And even more importantly, you might go back and look at some of our recent press releases to understand our numbers and our business even in better detail.

It's hard to tell a story in a couple of slides but I'm going to do that quickly. From an overview standpoint, you can see the trends in our loans deposits and assets. I should point out that in 2003 we had a securitization of about $770 million in loans. And if you would have included that back in the numbers, the growth rate would be much higher on the loan side.

Additionally, these are NCF deposits that do not include our joint venture with the First Market Bank in Richmond, which is another billion dollars in total assets, a little over $620 million in loans and about $900 million dollars in deposits. That's a partnership with the Ukrop's grocery chain in Richmond and is a subsidiary at this point that we show only in the investment line.

The GAAP numbers are there in terms of trends of net income efficiency ratios and trends. Again if you look at our Information on the company, you'll see we have a high cash component to add back to that. So these are basically slightly understated in terms of performance but still are very good. If you were to look at the loan growth over the last year, quarter one '03 to quarter one '04 we're up 13 and a half percent and if you were to look at our cash efficiency ratio in the first quarter, it would have been in the low 48% range. Again, the cash component does make a material impact.

On the right-hand side, the asset quality over the last five quarters, you can see that historically we're in that 25 to 30 basis point range. We did have an aircraft portfolio issue last year and we dealt with it. That's behind us. We're comfortable we'll be in that 25 to 30 basis point range going forward. The loan mix, deposit mix and business mix are shown there at the bottom. We do have a very nice loan mix, which allows us to have a little bit higher yield sometimes than our peers with a heavy focus on the retail mortgage products in our company, and then of course small to medium middle market companies on the commercial side.

On page 12, the retail model that we operate today has a lot of nuances in it that we think makes us tactically a little bit more flexible to take advantage of opportunities in all the markets we are in. We do have a customized pricing strategy that's based on the market opportunities and the market maturity. We know we're very good at the in-store de novo strategy, and we're very good about going into a new market where we've never been with the de novo expertise on both stores and the hubs and operate what we call the hub and spoke concept with the more traditional hubs coupled with some good spokes that are predominantly in the number one leading grocery chain in the cities we enter. The exciting thing to us is if you look at the huge SunTrust franchise, if we can just figure out how to transfer some of the things that we might be in the best practice area in over into that franchise, I think the upside is gigantic. SunTrust is already an outstanding retail bank. We think we have some minor adjustments to some of the products and maybe some of the promotions that could help us go to a higher level, but it's an incredible footprint. There are a lot of households. If we can figure out how to serve them just a little bit more, I think it will have a significant impact on the growth rate of the company.

You know, how do we do de novo? For the folks that don't know the story, page 13 just gives you a quick insight. The good thing about entering with a hub and spoke concept is the cost of entry is very low. We look at it as a distribution model with manufacturing occurring at the home office. And when you put the manufacturing concentration in one area, you don't export those costs as you go into a new area. And what you focus on is really just the distribution of the products and services that are manufactured at the home office. Therefore, you keep a very efficient opening operating model. The in-store costs, you can see, are very low relative to a traditional branch, and this is conservative. But we say it's one-fifth at a minimum. The operating costs run about a half. The amount of new business opportunity, though, is substantial, because of the floor traffic and store traffic when you open up a location.

And the key there is the visits per week. Most of the bank customers today, a lot of our best customers do not come to the bank at all, and the averages right now at best are one visit per week. But in a store environment, clearly you see them two to three times a week. So that ability to get to know customers and serve the customer is pretty apparent. The size of the stores are obviously small but the productivity is very high. We typically run those stores with four to four and a half FTEs and they therefore have quick break evens.

Page 14 goes into the cycle of opening up a de novo operation. The early years, one and two, are all about growing the business. As we go in with a very aggressive promotional offer, both in terms of value and convenience. We don't have any maintenance as a result of having a new store and no customers. So the focus is 100 percent on revenue and new households and new opportunities to cross sell. In that period of time the margin is very low, the growth rate is very high. It tends to be mostly deposits and very little loans, as quickly as we can we move into stage two which is continuing the deposit growth, cutting the cost back slightly and focusing more on the cross sell of loan relationships into those banking relationships. As you do that the NIM expands from a very low margin on the front where you're predominantly in the investment area to a mix of fewer investments and more loans. The returns move up to the middle of our normal range. And as we start to add in more fee income, more investment income, mortgage origination income and obviously the loan income.

They tend to mature at seven years and out. At that time the deposit rates are at market. Loan demand is typically much higher. The fee income is steady from the investments


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and mortgage and the returns become very significant. And clearly that too, stage two and stage three area we start to look for hub opportunities to offload some of the private banking and commercial banking opportunities that are stirred up in the retail locations.

Above you can see the kind of growth rate we've had in the de novo model over the 18 years and over the most recent three years. On page 15 is an example of a very unique de novo experience we've been through with First Market Bank in Richmond, Virginia. We started there a little over six years ago with no brand, no name and not one customer, and really not any banking opportunities in that part of the State of Virginia. We were in Roanoke under our National Bank of Commerce brand. We struck a partnership with the local number one grocery chain in the city, the Ukrop's chain and started from zero. And here is where we are at the end of 2003. More importantly where we are today. As of last week we were $628 million in loans and $917 million in deposits, which, as you can see, is already significantly above the 2003 number. And you can see the mix of hubs and spokes. We have 22 in-stores and eight traditionals. We have a classic main office there. We have all the services of a major bank in that market. We have the trust, the wealth management, commercial lending, private banking, in addition to all the traditional services throughout the branch network.

This is a classic example of how you can go into a new market with a hub and spoke opportunity, picking a great partner in terms of a grocery store chain and growing your business.

We currently are working on another de novo opportunity that we think could be the biggest in our history. We recently over the last five years we've been doing some business with WalMart. Predominantly in the area between Atlanta and Chattanooga. Up until recently we were operating 18 grocery store locations -- excuse me, 16 WalMarts in that area of the world. In October, we changed the name so the stores in the WalMarts from National Bank of Commerce to WalMart Money Centers by the National Bank of Commerce. And this is a test that we're doing with WalMart to see if we can transfer the value proposition and the trust-in value over to the bank from WalMart. Initial indications are that more and more of the shoppers are checking with us to understand what the WalMart Money Center is and as a result we're taking the opportunity to add households to that banking network.

As of today, and this slide is -- we kind of started to cut this slide a little different. We've taken the hubs out and we're really watching this as a WalMart-only strategy now. Two hubs there were two locations up in Carterseville, Georgia that we had mixed in with the WalMarts. We started to separate that now and I'd just like to maybe focus on those numbers today. But as of today we now have 20 WalMart stores. We opened four really in the last four weeks in the same general geography. We're at $500 million in deposits and $80 million in loans just in the WalMarts. I've taken the two hubs out. The average there is about $32 million in deposits at the first store and about $5 million in loans.

If you take that into our normal P&L, on an unallocated basis, after all direct costs, we're making about $400,000 per store in the mature stores, the first 16. The exciting thing here is the bottom part of this slide. WalMart and NCF recently have agreed on taking on new stores in the Florida, Georgia geography. Again, these are all supercenters, grocery store and WalMart side by side, 200,000 square feet plus with traffic counts of easy 30 to 50 thousand people a week. And our intention there is to operate the WalMart group, which you can see already is 100 plus when you add the two together and growing as we see new stores come. And creating a totally unique retail bank. A WalMart Money Center kind of a bank, where we operate maybe even a different brand and compete with ourselves in a totally unique retail concept focused on really loans and deposits, retail only, small business, to some degree. And then the fee services of wealth management and mortgage to go around those for shoppers in that store that need any form of wealth management and/or mortgage opportunities. We're very excited about this. This hits a break-even much faster than our traditional de novo entry. The cost to operate are very similar. The fact that they're remote we've proven is not a problem. We have a store in Georgia today that's basically four hours from any other store we operate. We handle that with a FedEx courier network where we bring the deposits to Memphis every night. We're very excited about this unique distribution opportunity from a retail perspective. And clearly, coupling up with SunTrust allows us to be even more aggressive in the roll-out of this unique concept across our footprint.

Phil already alluded to the complementary commercial capabilities, but I'll reinforce that again. Our niche is really up to $50 million in revenue. We do some customers over that size, obviously, but the majority of our business really is retail small business and middle market, up to about $50 million in revenue. And that is a very sweet spot in terms of a mix of business, both from asset quality and asset risk, but also from the yield perspective. This group of customers tends to be, as we all know, a little better on the NIM side. They tend to use you for multiple services and there's a deep and rewarding revenue stream from this kind of a client base. The thing we're not very good at, in fact don't do, is the over $50 million as a group. We do the locally owned over 50s, but once you get into a public company atmosphere, we are not in that business and we are looking forward to being in that business with SunTrust. We know that the publicly traded companies that are home-based in our geography are great private banking and wealth management prospects on the retail side. So getting into those corporations with the great corporate finance products you have and banking products will allow us to penetrate the private banking and wealth management opportunities in that work force. So we're very excited about that.

Clearly, the credit culture is a 100% complement. SunTrust, for a large bank, has the best credit quality of any large bank in the United States.

Page 18 gets into a little bit of the same information on the middle market commercial opportunity. We clearly are going to have the best offering in the footprint from our perspective. SunTrust already is extremely well represented in our footprint where we compete. We look at SunTrust as one of our best competitors if not our best competitor when it comes to corporate middle market opportunities. So clearly taking what you have in addition to what we already do is going to allow us to penetrate this market even more.

Page 19 gets into another area where SunTrust is going to add a lot to our in-market opportunities. On the trust and wealth management side we were really in a transition period as we speak. In some markets we are already established and others we had a lot of work to do. We were in the process of converting to some new software and some additional products. That all is unnecessary as a result of this combination. We know that with the product mix and process mix that SunTrust is and the way they operate that we're going to do very well in the asset-gathering business. Last year we did have good results in both our retail and our trust. The trust area had about a $25 million revenue stream and the retail brokerage had about a $27 million revenue stream. We know both of those will be enhanced with the transfer in of the SunTrust wealth management model.

Credit culture is I think slide 20 tells it all. You can see that the already-great results of both companies mixed together I think will actually create an even more impressive profile. Our mix of business again is more middle market, small. If you mix that in with the total STI mix of business, I think you'll see a very conservative loan portfolio from a mix standpoint. I think you'll see a very attractive portfolio from an asset quality standpoint, and I think also you'll see an opportunity for both sides to help each other on their strengths in this part of the business but this is clearly one of the most outstanding asset quality charts you'll see anywhere in the U.S.

Phil Humann: Bill, thanks for your perspective. Great job. If you all will turn to page 21 and following on on page 22, we want to give you some metrics with respect to why we think that this transaction is all about growth and the fact that these two companies complement each other extremely well. First, net interest income, SunTrust has gone from flattish to sort of low mid-single digit number with room for improvement that we think will come right away. National Commerce net interest income expanded on a year-over-year basis almost twice the rate of SunTrust.

Conversely, on the fee income side, given the fact that SunTrust has a much bigger market series of market-sensitive businesses, the fee income is in the mid-teens versus mid-single digits for National Commerce.

Now for those of you who have been somewhere between concerned and outraged at SunTrust expense discipline, I want you to take a very hard look at the third line, noninterest expense. National Commerce is operating on a very low single digit year-over-year expense increase. And I think this merger will show you that SunTrust is increasingly concerned and interested in improving our expense ratio. Because of these differences and the fact that they do complement the other, you'll see the net income for both companies is up very strong low double digit performance quarter over quarter.

If you move on to page 22, continuing into exercise, National Commerce's net interest margin is significantly higher than SunTrust's, although as you know we've put the margin pressure behind us and expect as we did in the first quarter to have a gradually improving margin. Fee income ratio for both companies are comparable in the 35 to 40%. But a big difference in the efficiency ratio, almost 10 points between the two companies. And as Bill said, credit is not an issue as indicated by very low and sustainable charge-off ratios on both sides.

Now, page 23, we have subtitled "You Caught Us At Just The Right Time." If you look at where SunTrust is in improving its core strengths and leveraging them from an improved economy and an improved rate outlook, you'll see that corporate and investment banking, our entire wealth management suite and our treasury operation are poised and leveraged for the economic upturn and at some point rising interest rates. So we think even without National Commerce, SunTrust prospects continue to improve, with National Commerce they improved considerably more. Gary.

Gary Peacock: Thanks, Phil. On page 24 shows the GAAP pro forma earnings impact. I'll call your attention to the very conservative assumptions we made especially with cost savings. In 2006, $76 million is the after tax value of the $117 million expense target. Also we've included the -- we've broken out the interest expense and the intangible amortization for you. I'll also point out that we have factored into our results incremental marketing spend to support this incremental customer base and to get us through the transaction. So that is a net cost, a net reinvestment back into the franchise. And I think you'll also note that the purchase accounting adjustments are very small, minor. But let me also point out that they're low but this was at the time the deal was structured.

The important number is what's the purchase accounting adjustments at the time of close. We're studying the effects of interest rate movements on the mark-to-market effect and we will appropriately mitigate that risk if necessary. So at least in today's world the purchase accounting adjustments are low and will mitigate any harm if they grow larger as a result of interest rate movements.

On page 25, increasing dilution in first-year 2005, it's dilutive by $0.10 a share or a little less than 2 % on a GAAP basis and on a cash basis it's accretive immediately. Moving to 2006, it's accretive by $0.08 a share on a GAAP basis and $0.17 a share on a cash basis, which is approaching a 3 % accretion.

Let me also point out very conservative assumptions there are no revenue synergies at all, although we do believe there will be opportunities to improve revenue but there are no revenue synergies in the pricing model. There are very reasonable cost saves. The cost of debt is very reasonable and the deposit intangible amortization is appropriate. And we haven't goosed any of the results using share repurchases. So all in all reasonable accretion back to the shareholder based on reasonable model assumptions.

Moving to page 26, premium to market, about 23%, a little less than average. The GAAP EPS we paid a little over 18 times earnings which is higher than precedent transactions. But we'll also tell you that there really aren't any comparable franchises. This franchise has been growing between 11 and 12% earnings, and as Phil pointed out, the footprint is in all the right high growth neighborhoods. We also broke out for you in the appendix on page 37, some other ways to look at evaluation. Looking at PE ratios compared to growth, our PEG ratio, our transaction at 1.6 times is right at average and right at median transactions for most recent transactions. And we think that's another way to look at it and perhaps an appropriate way to look at the 18 times GAAP earnings number.

And finally on a book value basis, 2.5 times, the IRR is 13% versus our beliefs cost of capital between 10% and 11%. And let me point out there are no tricks in this IRR calculation. We didn't move SunTrust growth rate to National Commerce's growth rate in earnings. We didn't move our fixed income mix of revenue to theirs. We didn't move their efficiency ratio to our efficiency ratio, and we have reasonable cost saves, cost to debt, intangible amounts, et cetera, but there's no tricks in the IRR. It's very reasonable but conservative calculation and does overcome the hurdle cost of capital.

On page 27, from a valuation perspective, about 11 times 2006 on a GAAP basis,
10.5 on a cash basis. These are very low multiples compared to peers and we would expect expansion from these rates over time. Looking at perhaps what is the opportunity looking forward on a blended growth rate, the two organizations could grow near 10%, which would indicate a 2006 PEG ratio of just a little over one-to-one. And if earnings growth rate does accelerate, again not in the pricing model, but this is looking more forward, the PEG ratio could move actually better than a one-to-one ratio. We also show what the PEGs are for existing south eastern peers and I would hope that you would agree this is a reasonable way to look at it. And we do fit in within that range.

On page 28, we talked about cost saves very reasonable, $117 million. No revenue synergies. The restructuring reserve is detailed and broken out for you in the appendix for $245 million. The cost of debt is 3.5%, which we view as conservative at the time the deal was priced. You'll also note that based on what happened on Friday, this cost of debt may be a little low but I would also point out that if the cost of debt is higher, there's also corresponding offsets on the earning asset side. So at the time this deal was priced it's more appropriate for you to look at this cost of debt versus more of a Tuesday, Wednesday, Thursday cost of funding and the earning asset yields we were looking at at that point were in a Tuesday, Wednesday, Thursday time frame last week. It's a conservative number, and if it's higher, we'll get the offsets on the earnings asset side. And finally, the growth rate of earnings was using both IBES for National Commerce and for SunTrust.

Page 29, the cost saves, about 20% of National Commerce's expense base, about 3% on a combined National Commerce and SunTrust basis, both very far below what the average precedent transactions have been. We'll also show you on page 30 that 21% of the branch overlaps within one mile, you look at that overlap versus the cost saves and we would conclude that the cost saves are reasonable.

Moving to page -- let me just hit highly a couple of items that are before you in the appendix so you don't miss them. On page 33 we show revenue opportunities. Again, revenue is not in the pricing model. But these are areas that we would expect to get revenue in. 34 is the restructuring reserve. Pages 35 through 36 we detail information about our integration experience and how we think about the proper way to execute against integration risk. The pricing comps are on page 37. And then there's some additional financial data on both the pro forma basis and on National Commerce in the remaining pages.

So now let me turn it back over to Phil to finish up.

Phil Humann: Okay. Gary. Thanks. In wrapping up here I'd like you to take another look at our key messages, because I believe the information we shared with you this morning has substantiated each of these points. The best footprint in banking just got better. We have very complementary business models and look forward to learning from National Commerce's best of breed retail model. The combined organization is poised for significantly accelerated growth, although as Gary said there's not one nickel of revenue enhancements included in the financials. And the financial profile, I hope you believe, are reasonable, are based on very reasonable and achievable and ultra conservative assumptions.

So with that, let me turn it back over to Gary and we'll enjoy receiving your questions and comments.

Gary Peacock: Operator, will you explain how callers should queue themselves to ask questions and answers, please.

Operator: Certainly, at this time if you would like to ask a question please press star 1 on your touchtone telephone. Again, that's star 1 to ask a question. Your first question comes from John Balkind. You may ask your question and please state your company name.

[Q]: Good morning. Fox-Pitt Kelton. I just had two quick questions, one, could you discuss in a little more detail what management changes may be taking place, and then, two, big picture on the retail model going forward. It always appeared to me that National Commerce had sort of two ways of doing its in-store model:
One going into a new market, where they haven't existed before, underpricing and their building hubs around it. And then the other going into a new market where they already had hubs and it always seemed to me the former led to the above average growth rate. I'm wondering how the long-term growth dynamic at National Commerce changes within the SunTrust model.

[A]: John, this is Phil. Let me try to address the first one, then I might ask Bill to talk about the second thing. One of the best byproducts of this merger is that we get Bill Reed's experience and leadership and expertise. He will be joining our policy committee. All of this happened sufficiently rapidly that we haven't yet worked out the specifics. But he will be here in Atlanta with our top executive management group, working every day to make things better.

With respect to other National Commerce management, I think SunTrust has by far the best record of anyone in the industry of retaining top talent through mergers and acquisitions. So there will be key spots for many National Commerce people in the combined organization and we will be working all that out post haste but really don't have any specific announcements to make at this point.

Bill.

[A]: John, as it relates to your second question, we're very tactical and surgical as we roll out the in-store. You're right, if we go to a de novo market, we're very aggressive, primarily through the media. And a lot of in-store promotions. When we go into a hub and spoke, more mature market, we're still pretty darn tactical and surgical. We use a lot of direct mail in and around the store. We use a lot of the in-store promotions and we do continue to be aggressive on value in those early stages. And a lot of times what happens when you do an in-market in-store addition, you energize the branch and our other stores close by. So we tend to even on an occasion from time to time include in some of the existing stores in that promotion in the direct mail attack. But the whole idea is the same. That is, to generate a lot of new customers as fast as possible. It's just a little more stealth-like when you're doing a spoke addition into a mature market, but we're still doing it.

[Q]: So in terms of the Atlanta build out, the growth rate doesn't change in your view from being a stand-alone company and joining SunTrust cannibalization of the SunTrust deposit base doesn't concern you?

[A]: No, it doesn't. I think our stealth-like direct mail that we do for all products in mature markets could be very additive to the way SunTrust adds business normally. You know, we haven't got into the tactics yet, but I can tell you our marketing area, Candace Lex, we in fact started reselling that expertise through the MCBS group. She has tremendous, I guess efficient ways of generating prospects out of mature markets. I'm very optimistic about that.

[Q]:  Thank you very much.

[A]:  Next caller, next question please.

Operator:  Next question comes from Jeff Davis.  Please state your company name.

[Q]: Good morning. FTN. Bill could you give us a little more color on the thought process the board went through with regards to why sell now and how that related to the business plan and perhaps waiting a couple years to build out Atlanta and develop the relationship with WalMart?

[A]: You know, I'd rather not spend a lot of time on that. I think you and other gentlemen and ladies in your business know how the world is and how these things come about. And I don't think any one occurs any significantly different than others. But I can tell you this was one of many options. And to me the most important option was staying independent. But clearly that opportunity here to be together was, with a company like SunTrust, versus being independent at this time, we thought was a much bigger opportunity. So that's the bottom line.

[Q]:  Okay.  That's fine.  Thank you.

Operator: Thank you. Your next question comes from Jason Goldberg. Please state your company name.

[Q]: Lehman Brothers. I'll ask it a different way. Bill, you and I sat down over a week and a half ago and you were very upbeat on National Commerce's prospects as a stand-alone and the success you're having with your recent initiative program actually called Project Independence, ironically. Has anything changed in the last week and a half?

[A]: Yeah, nothing has changed other than in fact a big change. You know, I still think all the work we did in Project Independence is going to be important going forward with SunTrust. We made ourselves an even better, stronger company by really removing what we call nonvalue-added work and nonvalue-added process, so we generated more time and opportunity to create revenue. That's something you have to do no matter who you are and you have to do it all the time. So that process was energizing and invigorating, but I think it didn't mean we wouldn't do this kind of a transaction. I think it just means if and when we did we'd be much better off.

So I really am proud of what we've accomplished with the Project Independence. And a lot of those things, you know, it's project strong or strengthening or whatever, because we're a better company, made us more attractive to anyone like SunTrust, but more importantly I think it's got us positioned to help someone like SunTrust even more.

[A]: Jason, this is Phil. At the risk of being slightly braggadocio, and although I cannot speak for the NCF board, I think they embraced the SunTrust story of a return to core growth, return to double digit earnings performance and a higher stock price. And I think that was a significant part in their decision.

[Q]: Okay. And then I guess $97 million with $245 million restructuring charge is allocated to the balance sheet. Maybe expand a little bit, is that reduced interest rate sensitivity or what is that tied to?

[A]: Well, it's tied to the cost of you know in purchase accounting you do a mark-to-market. That would be the mark towards the -- that would be the mark towards the beginning to middle part of the week. You know, some of you analysts may choose to take the mark out of what we're calling restructure, because we're showing a restructure that's in excess of two times annual cost saves. But you know that is the world we live in in a purchase accounting world.

[Q]: Gotcha. So I guess no additional kind of balance sheet restructuring charges?

[A]: I'm sorry.

[Q]: No kind of I guess balance sheet restructuring charges to alter rate sensitivity?

[A]: At this point, we don't know. But if you're asking you know would we anticipate having a huge one-time charge, huge restructure charge, we would not anticipate that, Jason. That's not our style.

[Q]: Right. Okay. Then lastly, I'm sorry if I missed it. Did you guys say in terms of branding is the whole franchise going to be rebranded SunTrust?

[A]: Yes, except to the extent that we retain the WalMart Money Store situation, and obviously to the extent that the First Market franchise is retained we would probably leave it alone. But generally speaking we're going to be calling ourselves SunTrust.

[A]: Yeah, Jason, basically the National Bank of Commerce and Central Carolina branch, those two branches will go into the brand.

[Q]: Thank you.

Operator: Gerry Cronin. You may ask your question. Please state your company name.

[Q]: Good morning, Sandler O'Neill Asset Management. Two questions if I may. First of all, Gary, on page 24 where you talk about the adjustments, your net intangible amortization, could you -- I come out with a number almost twice as high as that. And I'm just wondering, is there any offset to what would just be the true intangible amortization in that line?

[A]: Yeah, there's -- and let me get to the right page.

[Q]: I think it's 24, Gary.

[A]: You keep in mind that this intangible amortization is after tax.

[Q]: Yes.

[A]: You got that part?

[Q]: Uh-huh.

[A]: Let me get to the assumption page, because there's both the core deposit intangible and then there's also the intangible of other. We're using a -- on page 28, Gerry, we're using, we're building an intangible of two and three-quarters of their core deposits and we're amortizing over ten years using some of the years' digits and then there's another $75 million that's amortized over ten years. Also keep in mind that jumbo CDs et cetera are not considered core deposits. You may be starting with too large of a deposit number and applying a core deposit intangible against too large of a number.

[Q]: Okay. Again, I know you didn't disclose this, but if you would just take the 275, 2.75% on National Commerce's core deposit, that gives you about $370 million core deposit intangible. If you amortize that over a ten-year, some of the year digits, you come out with a substantially higher amortization expense. It's almost $67 million. Excuse me, $43 million after tax. That's why I'm wondering if there's any offset to those two intangible amortization lines.

[A]: We could -- let me call you later and walk you through the math around that.

[Q]: Okay. That's fine. And secondly, if I can just ask a question to Phil. Phil, I'm just curious in terms of how you view the transaction from a financial perspective, how much, if any, consideration you give to the amount of dilution you took on in terms of tangible book value. Thank you.

[A]: Okay. Gerry, I'm sorry, you want to talk about dilution with respect to book value? Well, he may have dropped off. I may be answering the wrong question here, but if you look at the accretion/dilution again, you'll see that the transaction is accretive on a cash basis from the get-go. On a GAAP basis, dilutive, less than 2% in year one, again based on ultra conservative assumptions and no tricks. And therefore, you know, we think we can meet or exceed the financial projections. Now I hope that's responsive to your question. If not, you can call back and we'll try to answer.

Operator: Thank you, Jennifer Thompson. You may ask your question. Please state your company name.

[Q]: Yes. Oppenheimer. Just a couple of quick questions. You mentioned that one of National Commerce's strength is the de novo expansion expertise. I was just wondering your thoughts on changing the company's de novo strategies. Is there thought to become more aggressive in building out more branches and are there any specific target areas you're thinking about?

[A]: Jen, you're actually a little ahead of us. I think you're pointing in the right direction, because one of the attributes of this is that SunTrust gets to learn from the fabulously successful de novo branching efforts of National Commerce. But the what, when, where, who and how, we hadn't gotten to that yet.

[Q]: Okay. My other question was: In terms of asset sensitivity, probably don't have specific numbers, but in general, how does the combination impact asset sensitivity compared to SunTrust stand-alone which was fairly asset-sensitive compared to the group?

[A]: The first answer is we're still studying it. But the answer that I think you want to get to is we are very slightly asset-sensitive as are they in the first quarter. So we, you know from a total combined asset sensitivity, we don't think that there's much difference on a combined basis than there was on an individual. At least with that metric.

[Q]: Great. Thanks a lot.

[A]: Okay.

Operator: Thank you. John McDonald, you may ask your question. Please state your company.

[Q]: Hi, Banc of America Securities. You mentioned that you're not building in buybacks. I'm just wondering how comfortable you are with the excess capital levels and what your appetite might be to step up the buybacks. Stocks are getting hit pretty hard today.

[A]: Well, we try not to comment on the stock price at any one moment in time. Our view is to build stock price over time. We clearly built in no repurchases because it was a conservative assumption to make in the model.

We may at some point decide to return to repurchases. But this transaction, because it does have a cash component, does bring down the capital ratios in the early years. But we believe that the capital will return above to where it is today over about a two-year period.

[Q]: Gary, did you mention the cash component, how you're funding that?

[A]: This is John Spiegel. We have about a billion eight in funds, about 300 million that will flow through the dividends in the normal stream from the bank from SunTrust bank to the parent. In addition to that, it is anticipated that we will do a transaction of about a billion to fund the rest at the parent level and that we would do that fairly soon.

[Q]: Okay. Thank you, John. My last question was of the overall cost saves, how much of that would be coming from Tennessee overlap? I saw how you broke it out, do you have a sense how much comes from the overlap in Tennessee?

[A]: That is really a merger integration question. We have thoughts, but it would be premature for us to get into state level or city level opportunities to combined operations. So I'd like to hold that question until we're a little further along the integration path. But, again, let me point out that based on our assumed cost saves versus precedent transactions, it is a very conservative assumption, and we believe achievable.

[Q]: Okay. Thanks.

Operator: Thank you, David Hilder, you may ask your question. Please state your company name.

[Q]: Bear Stearns. Thanks very much. First, you've used the IBES estimates in the presentation as a basis for your earnings numbers or your example there. Can you talk about whether you have -- how those numbers relate to your own expectations for '05 and '06? Are you comfortable with that? Do you think you can do better? Do you think that's a stretch?

[A]: Well, we don't believe in giving guidance. So I'm not going to confirm that number, but this was an example we used to justify the pricing. I'll also tell you that other than using IBES we also stress test our model for various growth rates. Best case, worst case, et cetera. And we became comfortable with the overall pricing, but what we're demonstrating for you is IBES because that's the convention to use at merger announcement. And it seemed to be a safe, acceptable way to do it. But we're not going to necessarily affirm the IBES growth rate.

[Q]: And can you talk at all about a targeted efficiency ratio for the combined company? I think you talked earlier about not assuming that SunTrust efficiency ratio would be applied to National Commerce, and I doubt that that would have increased the IRR.

[A]: Well, given that their efficiency ratio is lower than ours, especially if you look at the GAAP basis, just a mix differential would cause the efficiency ratio when you do the math, would cause the efficiency ratio to come down. The rest of the cost saves, I mean you can do the mathematics around 117 million of cost saves on a combined organization and what that efficiency ratio looks like and then further improvements would come as a result of the integration planning and we're not far enough along to detail that for you.

[Q]: So no specific target on that?

[A]: No, not at this time, David.

[Q]: Reference to transactions with the parent company, I was assuming that's debt but I guess I should just ask, is that debt equity or some hybrid?

[A]: We're looking straight to debt at the moment. We are looking at the pricing of some hybrids as well. It would be an opportunistic move into the hybrids if the markets were favorable towards that. But we had planned it on straight senior debt.

[Q]: And my last question, Phil, can you give us any other indication about what Bill Reed will be working on once he moves to Atlanta?

[A]: Well, David, I don't know whether you missed that part of the call, but I said that Bill is going to be joining our executive management as a member of both our policy committee and management committee. And we are going to be working on his specific responsibilities here as we move forward. He obviously has to stay and run NCF until the transaction closes. But I hope you noted his enthusiasm this morning. And he will have a very senior role in our executive management. And that's just the best I can do this morning.

[Q]: That's great. I did notice that. And I am delighted for you to get Bill and I was just trying to probe to see if you had come up with anything more specific. Thanks very much.

[A]: And I'd like to add to Gary's answer to your question. I think slide 21 and 22 deserve a lot of focus. If you look at the last five quarters for the companies, and that variety of measurements, I think there's some pretty outstanding numbers. That's where I would send you to look.

[A]: You ought to at least get the direction out of that.

[Q]: Thanks, gentlemen.

[A]: We have time for one more question.

Operator: Thank you. Jefferson Harrelson. You may ask your question. Please state your company name.

[Q]: Good morning. KBW. At SunTrust, you guys had resisted the urge to lever your balance sheet. That seemed like a pretty good opportunity. National Commerce is a pretty levered balance sheet with about a third of the earnings assets in bonds. I guess just how did that play into, I guess, your idea of on pricing you didn't pay a premium for this bank, how did the levers of the National Commerce balance sheet play into your pricing?

[A]: Well, we looked at earnings versus earnings from bond portfolio. We looked at various interest rate scenarios, and got comfortable with the pricing, especially again, I don't want to sound like a broken record, when considering their earnings growth rate and they are in absolutely all the right high growth neighborhoods. So this is not just North Carolina and parts of South Carolina and Memphis that we weren't in but the right parts of all of those neighborhoods. This was -- Jefferson, this was not a sneaky way to lever the combined balance sheet. And National Commerce has been growing -- their methodology is to grow deposits very rapidly. Loans early on in their de novo strategy can't -- don't grow at the same rate so they end up with excess liquidity.

[A]: And the fact is, Jefferson, I don't -- Gary will probably have to tell me precise numbers, but the combined investment portfolio of the consolidated company is --

[A]:  21%.

[A]: -- 21 percentish, which is sort of middle of the road.

[Q]: Okay. Thanks. And lastly, you haven't mentioned on financial enterprises too much. How do you guys see that fitting into the SunTrust mantra?

[A]: All of our conversations to date have been total support, embracing of our subsidiaries we operate. Some are small and growing rapidly. Others are more important. But clearly both sides recognize there's some true value there. We're going to try to continue those growth rates and continue those kind of investments.

[Q]:  Thanks a lot.

Gary Peacock: With that, we'll be adjourned. I'll be around today to take questions. Thank you.